Exhibit 2.1



                    OMEGA COMPLETES NORTH TEXAS ACQUISITIONS

MEMPHIS - September 11 - Omega Health Systems (Nasdaq: OHSI) today announced that it had completed the acquisition of the net assets of EyeCare and SurgeryCenter of North Texas (ECSC), the ophthalmology practice of Wesley K. Herman, MD, and Bradford Pazandak, MD, and acquired a controlling interest in SurgEyeCare, an ambulatory surgery center located adjacent to ECSC. Simultaneously with the acquisitions, Omega entered into long-term management agreements with the Herman-Pazandak practice, the related retina practice and the surgery center.

Omega acquired the net assets of ECSC in exchange for 771,429 shares of Omega common stock. The acquisition of the net assets of ECSC will be accounted for as a pooling of interests. Omega acquired its 75% interest in SurgEyeCare for $4.55 million, which was partially funded with the proceeds of a $3.28 million acquisition term loan from a commercial bank. The acquisition of SurgEyeCare will be accounted for as a purchase.

Tom Lewis, President & CEO of Omega, commented on the Dallas acquisitions, "These acquisitions represent a significant step forward for Omega in executing its growth through acquisition strategy. The Herman-Pazandak practice is a leader in ophthalmology-optometry programs in North Texas. These acquisitions will add materially to Omega's revenues and earnings and will be materially accretive to 1996 earnings per share."

Omega Health Systems is an integrated eye care services company, with operations in physician practice management, managed eye care programs, eye surgical facilities, excimer laser refractive surgery programs and an ophthalmic specialty supplies and equipment distribution company.

Certain statements in this press release consists of forward-looking statements based on management's current expectations that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks are described in the Company's annual report on Form 10-KSB filed with the Securities and Exchange Commission.








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